

Great Eagle Holdings Limited

鷹君集團有限公司

(Incorporated in Bermuda with limited liability)

Our Ref : ADM/CS/03/155

10th April 2003

REGISTERED MAIL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.


03050333

Re: Great Eagle Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-3940

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

SUPPL

Dear Sirs,

Copies of the following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of Great Eagle Holdings Limited:

1. a Form ARF1 (Annual Return of an Oversea Company) dated 10th January 2003 ;
2. a 2002 Annual Report; and
3. a Circular dated 31st March 2003 re: General Mandates to Repurchase and to Issue Shares.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Great Eagle Holdings Limited is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed stamped, self-addressed envelope.

Yours faithfully,
For and on behalf of
Great Eagle Holdings Limited

Peter Tsang
Company Secretary

PT/SA/ft
AGM-COR/SEC-USA


SEC MAIL PROCESSING
RECEIVED
APR 22 2003
WASH. D.C. 155 SECTION

5/5



Companies Registry
公 司 註 冊 處

Form 表格 **ARF1**

Annual Return of an Overseas Company
海外公司周年申報表

Company Number 公司編號

F - 4800

1 Company Name 公司名稱

GREAT EAGLE HOLDINGS LIMITED

2 Year of Annual Return 周年申報表年度

2002

(Note 註 2) **3 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期**

DD 日	MM 月	YYYY 年	To 至	DD 日	MM 月	YYYY 年

4 Confirmation 確認書

This is to confirm that there has been no alteration in the documents and particulars delivered under section 333 other than the alterations, if any, notified under section 335 of the Companies Ordinance.

謹此確認，除根據公司條例第 **335** 條所知會的各項更改(如有的話)外，根據第 **333** 條所交付的文件及詳情並無任何更改。

Signed 簽名 :

(Name 姓名) : (Tsang Yiu Wing, Peter) Date 日期 : 10th January 2003

~~Director~~／Secretary／~~Manager~~／~~Authorized Representative~~*
董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

Great Eagle Holdings Limited
33/F., Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

10/01/2003 66409977

IMPORTANT

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Great Eagle Holdings Limited, you should at once hand this circular to the purchaser or the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



Great Eagle Holdings Limited
鷹君集團有限公司
Incorporated in Bermuda with limited liability

Directors:
LO Ying Shek, *Chairman and Managing Director*
LO TO Lee Kwan
LO Ka Shui, *Deputy Chairman and Managing Director*
LO Kai Shui, *Deputy Managing Director*
Brian Shane McELNEY*
CHENG Hoi Chuen, Vincent*
WONG Yue Chim, Richard*
LEE Pui Ling, Angelina*
LO Hong Sui, Antony
LAW Wai Duen
LO Hong Sui, Vincent
LO Ying Sui, Archie
KAN Tak Kwong

* *Independent non-executive Director*

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal Office:
33rd Floor, Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

31st March 2003

To the Shareholders

Dear Sir or Madam,


SEC MAIL
PROCESSING
RECEIVED
APR 2 2 2003
SECTION

GENERAL MANDATES TO REPURCHASE AND TO ISSUE SHARES

Introduction

At the Annual General Meeting of Great Eagle Holdings Limited (the "Company") held on 9th May 2002, ordinary resolutions were passed giving general mandates to the directors of the Company (the "Directors") to exercise the powers of the Company to repurchase shares of the Company (the "Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") of up to 10 per cent of the aggregate nominal amount of its issued share capital as

at 9th May 2002 and to allot, issue and otherwise deal with Shares not exceeding (i) 20 per cent of the Shares in issue as at 9th May 2002, plus (ii) (authorised by a separate ordinary resolution as required by the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules")) the nominal amount of any Shares repurchased by the Company. The general mandates given on 9th May 2002 will lapse at the conclusion of the Annual General Meeting for 2003 (the "2003 AGM").

The purpose of this circular is to seek your approval of the relevant ordinary resolutions (the "Ordinary Resolutions") to be proposed at the 2003 AGM of the Company to be held on 14th May 2003 in respect of renewal of granting of the aforesaid general mandates to the Directors to repurchase the Shares, to allot and issue additional Shares, and to extend the general mandate to allot and issue additional Shares repurchased.

The full texts of the Ordinary Resolutions are set out in the notice of the 2003 AGM as Resolutions nos. 7(A), 7(B) and 7(C). A form of proxy for use at the 2003 AGM is enclosed. Whether or not you intend to be present at the 2003 AGM, you are requested to complete and return to the Company's principal office the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the 2003 AGM.

The Directors consider that the renewal of general mandates as aforesaid is in the best interests of the Company and its shareholders (the "Shareholders") and accordingly recommend the Shareholders to vote in favour of all the Ordinary Resolutions to be proposed at the 2003 AGM.

A summary of the relevant rules set out in the Listing Rules to regulate the repurchase by companies with primary listings on the Stock Exchange of their own securities on the Stock Exchange (the "Share Buy Back Rules") and an explanatory statement as required under the Listing Rules (the "Explanatory Statement") to be given to the Shareholders in connection with the proposed mandate to repurchase such securities are set out below.

Summary of the Share Buy Back Rules

The following is a summary of the more important provisions of the Share Buy Back Rules.

References in this summary and the following Explanatory Statement to "Share(s)" means fully paid-up shares of all classes in the capital of the Company and securities which carry a right to subscribe for or purchase shares of the Company.

(a) Shareholders' approval

All share repurchases on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of shareholders, either by way of a general mandate or by a specific resolution in relation to specific transactions.

(b) Source of funds

Repurchases must be funded out of funds legally available for the purpose. The Company will only repurchase Shares in accordance with the Companies Act 1981 of Bermuda (as amended) and the Memorandum of Association and Bye-laws of the Company.

Explanatory Statement required by the Share Buy Back Rules

The following is the Explanatory Statement required to be sent to Shareholders under the Listing Rules in connection with the proposed general mandate for repurchase of Shares.

(i) It is proposed that up to 10 per cent of the shares of HK$0.50 each of the Company in issue at the date of the passing of the ordinary resolution to approve the general mandate may be repurchased. As at 28th March 2003, the latest practicable date for determining the figures, 582,978,151 shares of the Company were in issue. On the basis of such figure (assuming no further shares are issued as a result of the exercise of options granted under an Executive Share Option Scheme which was the former share option scheme lapsed on 16th March 1999 but with exercisable options granted and the Great Eagle Holdings Limited Share Option Scheme adopted on 10th June 1999 in the name of Executive Share Option Scheme with its name changed and terms amended on 20th December 2001, after 28th March 2003 and up to the date of passing such resolution), the Directors would be authorised to repurchase shares of HK$0.50 each of the Company up to a limit of 58,297,815 shares.

(ii) The Directors believe that the ability to repurchase Shares is in the best interests of the Company and the Shareholders.

Repurchases may, depending on the circumstances, result in an increase in net assets and/or earnings per Share. The Directors are therefore seeking the grant of a general mandate to repurchase Shares to give the Company the flexibility to do so if and when appropriate. The number and classes of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then prevailing.

(iii) It is envisaged that the funds required for any repurchase would be derived from the capital paid up on the Shares being repurchased (where relevant) and from the distributable profits of the Company in accordance with the Memorandum of Association and Bye-laws of the Company and the laws of Bermuda.

(iv) It is not envisaged that any repurchase of Shares pursuant to the general mandate (including repurchase of the maximum number of Shares under such mandate effected in full at any time during the period of the mandate) would have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31st December 2002).

(v) There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates of the Directors who have a present intention, in the event that the general mandate is granted by Shareholders, to sell Shares to the Company.

(vi) The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the general mandate in accordance with the Listing Rules and the laws of Bermuda.

(vii) If, on exercise by the Directors of the powers of the Company to repurchase Shares pursuant to the repurchase mandate, a shareholder's proportionate interest in the voting rights of the Company increases, such an increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a shareholder or a group of shareholders acting in concert could, depending on the level of increase of the shareholder's interest, obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at 28th March 2003, 63.77 per cent of the entire issued shares of the Company was held by controlling shareholders and, assuming full exercise of the repurchase mandate given to the Directors on 9th May 2002, 70.78 per cent will be held by such shareholders.

The Directors are aware of the consequences which may arise under the Takeovers Code as a result of any repurchases made pursuant to the repurchase mandate. In the event that the repurchase mandate is implemented in full, the number of Shares held by the public would not fall below 25 per cent.

(viii) No purchases have been made by the Company of its Shares (whether on the Stock Exchange or otherwise) in the six months prior to the date of this document.

(ix) No connected persons of the Company (as defined in the Listing Rules) have notified it of a present intention to sell Shares to the Company and no such persons have undertaken not to sell any Shares to the Company in the event that the general mandate is granted by Shareholders.

(x) The highest and lowest prices at which shares of HK$0.50 each of the Company have traded on the Stock Exchange in the previous twelve months (where applicable) are as follows:–

	Share Prices	
	Highest	**Lowest**
	(HK$)	*(HK$)*
March 2002	9.050	8.350
April 2002	9.400	8.550
May 2002	10.300	8.850
June 2002	9.200	8.450
July 2002	8.450	6.900
August 2002	7.250	6.800
September 2002	6.900	5.400
October 2002	5.900	5.450
November 2002	5.600	5.100
December 2002	5.400	4.650
January 2003	5.250	4.500
February 2003	4.675	4.425

Yours faithfully,
LO Ying Shek
Chairman

重要提示

閣下如對本通函之內容**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之鷹君集團有限公司股份全部**售出**，應立即將本通函送交買主或經手買賣之銀行或股票經紀或其他代理商，以便轉交買主。



Great Eagle Holdings Limited
鷹君集團有限公司
於百慕達註冊成立之有限公司

董事：
羅鷹石　*主席兼董事總經理*
羅杜莉君
羅嘉瑞　*副主席兼董事總經理*
羅啟瑞　*副董事總經理*
麥肯尼*
鄭海泉*
王于漸*
李王佩玲*
羅孔瑞
羅慧端
羅康瑞
羅鷹瑞
簡德光

* *獨立非執行董事*

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

主要辦事處：
香港
灣仔
港灣道二十三號
鷹君中心三十三樓

敬啟者：

購回及發行股份之一般性授權

緒言

鷹君集團有限公司「(本公司)」於二零零二年五月九日舉行之股東週年大會上通過數項普通決議案，授權予本公司董事(「董事會」)數項一般性權力在香港聯合交易所有限公司(「聯交所」)購回最多可達本公司股份(「股份」)於二零零二年五月九日之已發行股本面值總額百分之十及配發、發行及以其他方式處

理股份，惟不得超逾 (1) 於二零零二年五月九日之已發行股份百分之二十，另加 (2)（根據聯交所之證券上市規則（「上市規則」）通過另一項普通決議案而獲批准）本公司任何已購回股份之面值額。於二零零二年五月九日授予之一般性授權之有效期將於二零零三年股東週年大會（「二零零三年股東大會」）終結後屆滿。

本通函旨在懇請各股東通過於二零零三年五月十四日之二零零三年股東大會上所建議有關普通決議案（「普通決議案」）：重新授予董事會上述一般性權力以購回股份、配發、發行及處理本公司新股份，及擴大一般性授權以配發、發行及處理已購回股份。

該等普通決議案全文已載列於二零零三年股東大會通告內為第（七）（甲）、（七）（乙）及（七）（丙）項決議案。於二零零三年股東大會上使用之代表委任表格亦隨本通函附上。不論 閣下是否出席二零零三年股東大會，務請按照該表格上印有之指示儘速填妥表格，並於二零零三年股東大會舉行時間不少於四十八小時前送回本公司之主要辦事處。

董事會相信重新授予上述一般性授權合符本公司及其股東（「股東」）之最佳利益。故建議各股東投票贊成所有將在二零零三年股東大會上提呈之普通決議案。

現將遵照上市規則所載在聯交所擁有第一上市地位之公司於聯交所購回其本身證券之有關規則（「股份購回守則」）之概要及一份須遵照上市規則送呈股東有關購回股份授權建議之說明文件（「說明文件」）載列於後。

股份購回守則概要

以下概要說明股份購回守則中較為重要之規定。

於本概要及隨後之說明文件中，「股份」乃指本公司繳足股本中所有類別之股份，及有權認購或購買本公司股份之證券。

(a) 股東批准

一間在聯交所擁有第一上市地位之公司在聯交所購回其股份前，事先須經股東通過一項普通決議案，以一般性授權或就特定交易通過特定決議案的方式授予權力。

(b) 資金來源

一間公司購回股份之資金須為可合法供該用途使用之資金，並依據百慕達一九八一年公司法（以修訂為準）及本公司章程與細則進行。

股份購回守則所規定須予載述之說明文件

以下為建議中一般性授權購回股份之說明文件，該文件須遵照上市規則送呈各股東。

(i) 建議可購回於一般性授權普通決議案通過之日已發行本公司面值每股港幣0.50元股份可達百分之十。於二零零三年三月二十八日（即決定上述數字之最後實際可行日期），已發行本公司股份582,978,151股。按照該數字（假設由二零零三年三月二十八日至通過有關普通決議案之日並無因行使一項名為行政人員購股計劃（此乃已於一九九九年三月十六日屆滿之舊有購股計劃，惟仍可行使其已配發之購股權）及另一項名為鷹君集團有限公司購股計劃（此購股計劃設立於一九九九年六月十日，原名為行政人員購股計劃，並於二零零一年十二月二十日更改其名稱及修改條款）之購股權而發行股份），董事會將獲授權購回最多可達58,297,815股之本公司每股面值港幣0.50元股份。

(ii) 依董事會之意見，股份購回之授權乃符合本公司及其股東之最佳利益。

股份購回（視乎當時情況而定）可增加其資產淨值及／或每股盈利，因此董事會正徵求股份購回之一般性授權，以使本公司在適當時可靈活作出股份購回行動。在任何時侯，購回股份之數目、類別、價值及其他細則將由董事會於適當時間依據當時情況而決定。

(iii) 預期購回任何股份所需之資金，將依據本公司章程與細則及百慕達法律，由所購回股份之已繳足股本（有相關者）及本公司之可分配溢利中撥出。

(iv) 根據一般性授權購回之股份（包括在授權期間內任何時間，全面行使所授權力而購回之最多股數），預計不會對本公司之營運資金或負債情況有任何重大之負面影響（相對本公司最新公佈之截至二零零二年十二月三十一日止年度經審核賬目所披露之狀況而言）。

(v) 即使股東授予一般性權力，現時並無董事或（董事會作出一切合理查詢後確知）其任何有聯繫人士有意圖將股份售予本公司。

(vi) 董事會已向聯交所承諾，在根據一般性授權行使本公司購回股份之權力時，將會遵守上市規則及百慕達法律。

(vii) 倘董事會按購回股份之授權行使本公司之權力購回股份時，使一位股東佔本公司之投票權之權益比例有所增加，則就香港公司收購及合併守則(「收購守則」)第三十二條而言，該項增加將作為一項收購處理。因此，視乎其權益增加之情況，任何一位股東或一致行動之多位股東可獲得或鞏固其對本公司之控制權，則須根據收購守則第二十六及三十二條提出強制收購。

於二零零三年三月二十八日，控權股東擁有本公司全部已發行股份百分之六十三點七七，假設於二零零二年五月九日給予董事會之授權可購回之股份限額全數被購回，控權股東則將擁有發行股份百分之七十點七八。

董事會知悉根據購回股份之授權進行之任何購回事宜可能會引起收購守則下之後果。倘股份可能產生收購守則所指之任何後果。倘根據購回股份之授權全面行使時，公眾人士所持有之股份數目將不少於百分之二十五。

(viii) 於本文刊行前六個月內，本公司並無購買其股份(無論在聯交所或以其他方式購買)。

(ix) 本公司之有關連人士(按上市規則所界定者)現時並無表示有意將本公司之股份售予本公司，而上述人士亦沒有保證倘股東作出一般性授權，不會將任何上述股份售予本公司。

(x) 以下為本公司過去十二個月內(如適用者)在聯交所之每股面值港幣0.50元股份最高及最低成交價：

	股價	
	最高價 *(港幣)*	**最低價** *(港幣)*
二零零二年三月	9.050	8.350
二零零二年四月	9.400	8.550
二零零二年五月	10.300	8.850
二零零二年六月	9.200	8.450
二零零二年七月	8.450	6.900
二零零二年八月	7.250	6.800
二零零二年九月	6.900	5.400
二零零二年十月	5.900	5.450
二零零二年十一月	5.600	5.100
二零零二年十二月	5.400	4.650
二零零三年一月	5.250	4.500
二零零三年二月	4.675	4.425

此　致

列位股東　台照

主席
羅鷹石
謹啟

香港，二零零三年三月三十一日